Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Quarter ended March 31,
(in thousands)	2010	2009
Excluding interest on deposits (1)
Income before income taxes	$131,904	244,633
Fixed charges, excluding preferred dividends and capitalized interest	-	164

Earnings	$131,904	244,797

Interest	$-	164
One-third of rents	-	-
Preferred dividends	45,263	45,942
Capitalized interest	-	-

Fixed charges	$45,263	46,106

Consolidated ratios of earnings to fixed charges (2)	2.91	5.31

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.